July 12, 2024

Shuang Wu
Chief Executive Officer
WORK Medical Technology LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People   s Republic of China

       Re: WORK Medical Technology LTD
           Amendment No. 12 to Registration Statement on Form F-1
           Filed July 5, 2024
           File No. 333-271474
Dear Shuang Wu:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 12 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 66

1. We note your revised disclosure that the decrease in sales for the period ended March 31,
       2024 was primarily due to the decrease in demand and unit price of masks. Please disclose whether you expect this trend to continue in future financial periods, and revise your filing to add a risk factor discussing the risks to your business related to a decrease in demand and unit price of masks.
Financing Activities, page 72

2. We note your revised disclosure that, for the six months ended March 31, 2024, net cash provided by financing activities was $6,556,704, which mainly consisted of proceeds from short-term bank borrowings of $6,244,449. Please revise your disclosure to briefly
 July 12, 2024
Page 2

       describe the material terms of your short-term bank borrowings. Unaudited Interim Financial Statements
Unaudited Condensed Consolidated Balance Sheets, page F-31

3. Please explain to us the reason for the increase in advance to suppliers from $3,469,819 to
       $7,335,849. In addition, please clarify for us any amount of advance to suppliers that relates to masks or the supplies to produce masks.
4. Inventories, Net, page F-40

4. We note the decline in revenue attributable to masks on page F-38, from $4,752,892 to
       $566,549. Please tell us the amount of each component of inventories as of March 31,
       2024 that is attributable to masks and the amount of mask related inventory you do not expect to consume within 12 months of the balance sheet date, if any. If there is any significant amount that you do not expect to consume within 12 months of the balance sheet date, please clarify for us how you determined a write down to net realizable value was not required. In this regard, we note impairment was nil for the six months ended
       March 31, 2024.
       Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ying Li, Esq.